2485 Augustine Drive
Santa Clara, California 95054
Tel: 408-749-4000
www.amd.com

February 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in Advanced Micro Devices, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Advanced Micro Devices, Inc. included a disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed on February 27, 2023. This disclosure solely relates to matters previously disclosed in Advanced Micro Devices, Inc.’s Quarterly Report on Form 10-Q for the period ended March 26, 2022, which was filed with the Securities and Exchange Commission on May 4, 2022.

Advanced Micro Devices, Inc.

By:	/s/Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President, General Counsel and Secretary